EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Withdrawal of Class Action Certification Motion

Further to the Company’s immediate report of June 13, 2016 and further to the description the chapter containing a description of the Company’s business affairs in its 2016 periodic report, regarding a claim and a class action certification motion which had been filed against the subsidiary, Pelephone Communications Ltd. (“Pelephone”) on grounds that Pelephone unlawfully added customers to its Smart Call service (a service which blocks incoming calls from various locations, including from Pelephone’s competitors), without their knowledge or request, the Company hereby provides notification that the Company today was notified by Pelephone of the court’s decision to approve the petitioner’s withdrawal of the class action certification motion against Pelephone and to dismiss the petitioner’s personal claim against it.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.